Exhibit 99.1

TR-1: Standard form for notification of major holdings

1. Issuer Details
ISIN
GB00BN4HT335

Issuer Name
INDIVIOR PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation
Name
BlackRock, Inc.

City of registered office (if applicable)
Wilmington

Country of registered office (if applicable)
USA

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
24-Oct-2023

6. Date on which Issuer notified
25-Oct-2023

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	Below 5%	Below 5%	Below 5%	Below 5%
Position of previous notification (if applicable)	4.600000	0.450000	5.050000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN4HT335		Below 5%		Below 5%
Sub Total 8.A	Below 5%		Below 5%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Securities Lending			Below 5%	Below 5%
Sub Total 8.B1			Below 5%	Below 5%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	Below 5%	Below 5%
Sub Total 8.B2				Below 5%	Below 5%
9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 1)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 1)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 1)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 1)	BlackRock Group Limited
BlackRock, Inc. (Chain 1)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 1)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 2)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 2)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 2)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 2)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 2)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 2)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 3)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 3)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 3)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 4)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 4)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 4)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 6)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 6)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 6)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 6)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 6)	BlackRock Group Limited
BlackRock, Inc. (Chain 6)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 6)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 6)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 7)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 7)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 7)	BlackRock Canada Holdings LP
BlackRock, Inc. (Chain 7)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 7)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 9)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 9)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 9)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 9)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 9)	BlackRock Group Limited
BlackRock, Inc. (Chain 9)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 9)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 10)	Trident Merger, LLC
BlackRock, Inc. (Chain 10)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 10)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 10)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 10)	Aperio Group, LLC

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
BlackRock Regulatory Threshold Reporting TeamJana Blumenstein020 7743 3650

12. Date of Completion
25 October 2023

13. Place Of Completion
12 Throgmorton Avenue, London, EC2N 2DL, U.K.